Exhibit 1

Company Contact:	IR Agency Contact:
C.O.O. & C.F.O.	The Global Consulting Group
Mike Lilo 972 (3) 539-4000 mikel@audiocodes.com	Erik Knettel (212) 807 5057 erik.knettel@tfn.com	4 HaHoresh Street, P.O. Box 14 Yehud, 56470 Israel Tel: +972-3-5394000 Fax: +972-3-5394040

AudioCodes Reports First Quarter 2003 Results

AudioCodes Achieves Sixth Consecutive Quarter of Revenue Growth

Board of Directors Approve $5 Million

Share Repurchase Program

Yehud, Israel – April 28, 2003 – AudioCodes Ltd. (NASDAQ: AUDC), a leading provider of Voice over Packet technologies, today announced financial results for the quarter ended March 31, 2003.

Revenues for the first quarter ended March 31, 2003 were $8.4 million compared to $7.6 million for the quarter ended December 31, 2002 and $5.7 million for the quarter ended March 31, 2002.  First quarter revenues increased 11 % sequentially and 47 % compared to the first quarter of 2002. Net loss for the first quarter of 2003 was $2.5 million, or $(0.07) per share, compared to a net loss of $4.0 million, or $(0.10) per share, for the corresponding period last year.

Cash, cash equivalents and short-term deposits as of March 31, 2003 were $108.3 million compared to $110.9 million as of December 31, 2002 and $125.4 million as of March 31, 2002.

"AudioCodes has now achieved six consecutive quarters of revenue growth and reduction in net loss," said Shabtai Adlersberg, President, Chairman and CEO of AudioCodes. "We are witnessing increased interest in our system product offerings as reflected in new design wins this quarter in wireline and wireless applications. We are pleased to see a strengthening of our position as a complete media gateway supplier, and the growth of our OEM relationships and partnerships with leading softswitch vendors for the deployment of VoP in the global markets. Most notably, we recently announced an agreement with Nortel Networks to acquire selected assets and to serve as Nortel Networks exclusive supplier of an Audio Server, a product integrated into Nortel Networks Carrier Succession solution, for a period of three years. The transaction also includes an OEM supply agreement covering a range of additional AudioCodes' products including the IPmedia™ 2000 Media server and the Mediant™ 2000 Media Gateway.  The benefits of this transaction are expected to have a significant positive impact on our business in the next few years."

Additional Share Repurchase Program

AudioCodes also announced today that its Board of Directors has approved a program to repurchase up to $5 million of AudioCodes’ Ordinary Shares, NIS 0.01 nominal (par) value. This program was adopted after obtaining the approval of the court in Israel and following the announcement made by the Company on February 5, 2003.  Purchases will be made from time-to-time at the discretion of management in open market or privately negotiated transactions. Such purchases would be subject, among other things, to the share price and market conditions and will be made in accordance with all applicable laws and regulations.

Conference Call & Webcast Information

AudioCodes will conduct a conference call on April 28, 2003 to discuss the first quarter results, which will be simultaneously web cast at 9:00 A.M. Eastern Daylight Time. Investors are invited to listen to the call live via web cast at the AudioCodes corporate web site at http://www.audiocodes.com.

About AudioCodes

Founded in 1993, AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing network equipment providers and system integrators with innovative, reliable and cost-effective voice over packet media gateway and media processing technology and systems solutions.  The company is a market leader in voice compression technology and the key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes' has built on its market leading core technology expertise to develop enabling technology products and a carrier-grade product line that continues to facilitate the evolving demands of the new wireline, wireless and cable communications infrastructure.  AudioCodes products include its highly flexible, scalable, and leading edge media gateway systems, VoIP communication boards, VoIP media gateway modules, VoP chip processors, and analog media gateways for access and enterprise solutions. Its customers include the leading global telecom and datacom network equipment providers. AudioCodes' international headquarters and R&D facilities are located in Israel, with U.S. headquarters in San Jose, California.

For more information on AudioCodes, visit http://www.audiocodes.com or call

+1 (408) 577-4088

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

* Succession and Nortel Networks are trademarks of Nortel Networks.

AudioCodes, AC, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant and IPmedia are trademarks or registered trademarks of AudioCodes Limited.  All other products or trademarks are property of their respective owners.

Summary financial data follows

AUDIOCODES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2003	2002
ASSETS	(Unaudited)

CURRENT ASSETS
Cash, cash equivalents and short-term deposits	$ 108,255	$ 110,873
Trade receivables	4,724	4,443
Other receivables and prepaid expenses	2,106	1,959
Inventories	4,689	4,677

Total current assets	119,774	121,952

SEVERANCE PAY FUND	2,641	2,496

FIXED ASSETS, NET	4,953	5,067

INVESTMENTS	715	599

Total assets	$ 128,083	$ 130,114

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables	$ 2,972	$ 2,402
Other payables and accrued expenses	10,773	11,180

Total current liabilities	13,745	13,582

ACCRUED SEVERANCE PAY	3,124	2,848

Total shareholders' equity	111,214	113,684

Total liabilities and shareholders' equity	$ 128,083	$ 130,114

AUDIOCODES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

Three months ended
March 31,
2003	2002
(Unaudited)

Revenues	$ 8,428	$5,726

Cost of revenues	3,735	3,044

Gross profit	4,693	2,682
Operating expenses
Research and development	3,407	3,222
Sales and marketing	3,478	3,588
General and administrative	801	848

Total operating expenses

	7,686	7,658

Operating income (loss)	(2,993)	(4,976)
Financial income, net	452	972

Income before income taxes (loss)	(2,541)	(4,004)
Income taxes	--	--

Net income (loss)	$ (2,541)	$ (4,004)

Basic and diluted earnings (loss) per share	$ (0.07)	$ (0.10)
Number of shares used in computing basic and diluted earnings per share (in thousands)	37,342	39,034